UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Electronic Systems Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

285848107

(CUSIP Number)

With a copy to:

Sara C. Sharp Esq.

1616 Seventeenth Street, Suite 568

Denver, Colorado 80202

(303) 396-0247

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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May 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 285848107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS EDCO PARTNERS LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,678,500
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,678,500
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,678,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%[1]
14	TYPE OF REPORTING PERSON PN

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1

Percentage calculated based on 4,946,502 shares of Common Stock, par value $0.001 per share, outstanding as of April 16, 2020 as reported in the Form 10-Q for the fiscal quarter ended March 31, 2020 of Electronic Systems Technology, Inc.

CUSIP No. 285848107	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Vern Kornelsen, individual, as General Partner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,678,500
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,678,500
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,678,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%[2]
14	TYPE OF REPORTING PERSON IN

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2

Percentage calculated based on 4,946,502 shares of Common Stock, par value $0.001 per share, outstanding as of April 16, 2020 as reported in the Form 10-Q for the fiscal quarter ended March 31, 2020 of Electronic Systems Technology, Inc.

CUSIP No. 285848107	SCHEDULE 13D	Page 4 of 6 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of Electronic Systems Technology, Inc. (the “Issuer”), whose principal place of business is located at 415 N. Quay St., Bldg B1, Kennewick, WA 99336.

ITEM 2.	IDENTITY AND BACKGROUND

(a)

The persons filing this statement (collectively, the “Reporting Persons” are:

i.

EDCO Partners LLLP (“EDCO”); and

ii.

 Vern D. Kornelsen, an individual, as general partner of EDCO.

(b)

 The business address of each of the Reporting Persons is 4605 S Denice Dr., Englewood, CO 80111.

(c)

 The principal business of EDCO consists of acquiring shares of capital stock to be held for long-term investment.

(d)

The principal business of Mr. Kornelsen consists of performing the functions of, and serving as general partner of EDCO.

(e)

During the last five years, no Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Kornelsen is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Between May 12, 2015 and September 10, 2015, EDCO used capital contributions of its limited partners to make the following purchases of the Issuer’s Common Stock in a series of open market transactions:

•

On May 12, 2015, EDCO purchased 5,000 shares at a price of $0.402 per share, for an aggregate purchase price of $2,009.99.

•

On May 27, 2015, EDCO purchased 38,500 shares at a price of $0.40026 per share, for an aggregate purchase price of $15,409.99.

•

On May 28, 2015, EDCO purchased 13,397 shares at a price of $0.40075 per share, for an aggregate purchase price of $5,368.79.

•

On June 18, 2015, EDCO purchased 11,603 shares at a price of $0.40086 per share, for an aggregate purchase price of $4,651.19.

•

On September 3, 2015, EDCO purchased 5,000 shares at a price of $0.402 per share, for an aggregate purchase price of $2,009.99.

•

On September 4, 2015, EDCO purchased 30,675 shares at a price of $0.40033 per share, for an aggregate purchase price of $12,279.99.

•

On September 8, 2015, EDCO purchased 30,000 shares at a price of $0.40033 per share, for an aggregate purchase price of $12,009.99.

•

On September 10, 2015, EDCO purchased 1,000 shares at a price of $0.40999 per share, for an aggregate purchase price of $409.99.

On May 18, 2020, EDCO used capital contributions of its limited partners to make the following purchase of the Issuer’s Common Stock from an individual in a private transaction.

•

On May 18, 2020, EDCO purchased 125,000 shares at a price of $0.25 per share, for an aggregate purchase price of $31,250.

Prior to May 12, 2015, EDCO held 1,418,325 shares of the Issuer’s Common Stock, acquired in transactions previously reported on beneficial ownership reports on Schedule 13D.

CUSIP No. 285848107	SCHEDULE 13D	Page 5 of 6 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased securities of the issuer for investment purposes.

Except as otherwise disclosed herein, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

On June 6, 2014, Mr. Kornelsen was elected to the board of directors of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Based on 4,946,502 shares of the Issuer’s Common Stock outstanding, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer for the quarter ended March 31, 2020, EDCO beneficially owned 1,678,500 shares of Common Stock as of May 18, 2020, constituting approximately 33.9% of the total outstanding Common Stock of the Issuer, over which EDCO has sole voting and dispositive power.  EDCO is controlled by its sole general partner, Vern D. Kornelsen, who exercises sole voting and dispositive power over all the shares of Common Stock held by EDCO.  As a result, Mr. Kornelsen may be deemed to beneficially own all 33.9% shares of Common Stock owned by EDCO.

(b)  other than as described in Item 3 above, the Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

(c)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None

CUSIP No. 285848107	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2020

EDCO PARTNERS LLLP

By:	s/ Vern D. Kornelsen
Name: Vern D. Kornelsen
Title: General Partner

/s/ Vern D. Kornelsen
Vern D. Kornelsen